Exhibit 99.5

Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto announces Cape Lambert rail car-dumper returned to full operation
15 September 2008
Rio Tinto has announced the return to service of its Car Dumper 2 at Cape Lambert and the resumption of full operations at the port.
The recovery of the rail car dumper, which has been shut since an air compressor car was jammed in the dumper on Sunday 31 August 2008, was achieved well ahead of schedule. Following a series of tests, safety checks and progressive ramp-up, the dumper returned to peak cycle overnight and has already unloaded several trains.
The twin-cell dumper incurred no significant damage.
Sam Walsh, Rio Tinto chief executive, Iron Ore, said the early return was a credit to the recovery and repair teams and others who maintained on-going operations throughout the recovery phase.
“Not only was this turnaround achieved well inside our expectations, but the difficult task was achieved with safety paramount for all involved. This has made an excellent effort all the more satisfying,” he said.
“I am also pleased not only that Rio Tinto’s other four dumpers at Dampier and Cape Lambert operated at peak capacity throughout the shut, but that the flexibility gained through our one-port system meant we were able to minimise any loss of tonnage and minimise any demurrage as a result.
The force majeure notification of 3 September 2008 has now been terminated.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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